                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              SportsLine USA, Inc.
                    ----------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                   848934105
                                   ---------
                                 (CUSIP Number)

                            Angeline C. Straka, Esq.
             Vice President, Secretary & Associate General Counsel
                                CBS Corporation
                               11 Stanwix Street
                      Pittsburgh, Pennsylvania 15222-1384
                                 (412) 642-5631
    ------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 2, 1998
                                ---------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45662610

-----------------------------------------------------------------------------
    (1)   Name of Reporting Persons.  S.S. or I.R.S.
          Identification No. of Above Person

          CBS Corporation, I.R.S.
          Identification No. 25-0877540

-----------------------------------------------------------------------------
    (2)   Check the Appropriate Box if a Member of a Group

                                               (a)      [x]
                                               (b)      [ ]

-----------------------------------------------------------------------------
    (3)   SEC Use Only

-----------------------------------------------------------------------------
    (4)   Source of Funds
          00

-----------------------------------------------------------------------------
    (5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)
                                                         [ ]

-----------------------------------------------------------------------------
    (6)   Citizenship or Place of Organization

          Pennsylvania

-----------------------------------------------------------------------------
Number of      (7)   Sole Voting Power                       None
Shares Bene-         --------------------------------------------------------
ficially       (8)   Shared Voting Power                     2,248,075
Owned by             (See response to Item 5)
Each Report-         --------------------------------------------------------
ing Person     (9)   Sole Dispositive Power                  None
With                 --------------------------------------------------------
               (10)  Shared Dispositive Power                2,248,075
                     (See response to Item 5)
-----------------------------------------------------------------------------
    (11)  Aggregate Amount Beneficially Owned by Each Reporting Person
               2,248,075 (See response to Item 5)

-----------------------------------------------------------------------------
    (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                 [ ]

-----------------------------------------------------------------------------
    (13)  Percent of Class Represented by Amount in Row (11)
            14.8% (See response to Item 5)

-----------------------------------------------------------------------------
    (14)  Type of Reporting Person       CO

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              SportsLine USA, Inc.
                    ----------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                   848934105
                                   ---------
                                 (CUSIP Number)

                            Angeline C. Straka, Esq.
                           Vice President & Secretary
                     Westinghouse CBS Holding Company, Inc.
                               11 Stanwix Street
                      Pittsburgh, Pennsylvania 15222-1384
                                 (412) 642-5631

    ------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 2, 1998
                                ---------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45662610

-----------------------------------------------------------------------------
    (1)   Name of Reporting Person.  S.S. or I.R.S.
          Identification No. of Above Person

          Westinghouse CBS Holding Company, Inc., I.R.S.
          Identification No. 25-1776511

-----------------------------------------------------------------------------
    (2)   Check the Appropriate Box if a Member of a Group

                                               (a)      [x]
                                               (b)      [ ]

-----------------------------------------------------------------------------
    (3)   SEC Use Only

-----------------------------------------------------------------------------
    (4)   Source of Funds
          00

-----------------------------------------------------------------------------
    (5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)
                                                         [ ]

-----------------------------------------------------------------------------
    (6)   Citizenship or Place of Organization

          Delaware

-----------------------------------------------------------------------------
Number of      (7)   Sole Voting Power                       None
Shares Bene-         --------------------------------------------------------
ficially       (8)   Shared Voting Power                     2,248,075
Owned by             (See response to Item 5)
Each Report-         --------------------------------------------------------
ing Person     (9)   Sole Dispositive Power                  None
With                 --------------------------------------------------------
               (10)  Shared Dispositive Power                2,248,075
                     (See response to Item 5)
-----------------------------------------------------------------------------
    (11)  Aggregate Amount Beneficially Owned by Each Reporting Person
               2,248,075 (See response to Item 5)

-----------------------------------------------------------------------------
    (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                 [ ]

-----------------------------------------------------------------------------
    (13)  Percent of Class Represented by Amount in Row (11)
            14.8% (See response to Item 5)

-----------------------------------------------------------------------------
    (14)  Type of Reporting Person       CO

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              SportsLine USA, Inc.
                    ----------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                   848934105
                                   ---------
                                 (CUSIP Number)

                            Angeline C. Straka, Esq.
                           Vice President & Secretary
                             CBS Broadcasting, Inc.
                               11 Stanwix Street
                      Pittsburgh, Pennsylvania 15222-1384
                                 (412) 642-5631
    ------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 2, 1998
                                ---------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45662610

-----------------------------------------------------------------------------
    (1)   Name of Reporting Person.  S.S. or I.R.S.
          Identification No. of Above Person

          CBS Broadcasting Inc., I.R.S.
          Identification No. 13-0590730

-----------------------------------------------------------------------------
    (2)   Check the Appropriate Box if a Member of a Group

                                               (a)      [x]
                                               (b)      [ ]

-----------------------------------------------------------------------------
    (3)   SEC Use Only

-----------------------------------------------------------------------------
    (4)   Source of Funds
          00

-----------------------------------------------------------------------------
    (5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)
                                                         [ ]

-----------------------------------------------------------------------------
    (6)   Citizenship or Place of Organization

          New York

-----------------------------------------------------------------------------
Number of      (7)   Sole Voting Power                       None
Shares Bene-         --------------------------------------------------------
ficially       (8)   Shared Voting Power                     2,248,075
Owned by             (See response to Item 5)
Each Report-         --------------------------------------------------------
ing Person     (9)   Sole Dispositive Power                  None
With                 --------------------------------------------------------
               (10)  Shared Dispositive Power                2,248,075
                     (See response to Item 5)
-----------------------------------------------------------------------------
    (11)  Aggregate Amount Beneficially Owned by Each Reporting Person
               2,248,075 (See response to Item 5)

-----------------------------------------------------------------------------
    (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                 [ ]

-----------------------------------------------------------------------------
    (13)  Percent of Class Represented by Amount in Row (11)
            14.8% (See response to Item 5)

-----------------------------------------------------------------------------
    (14)  Type of Reporting Person       CO

Item 1.  Security and Issuer

This statement relates to the Common Stock, par value $.01 per share (Common Stock), of SportsLine USA, Inc. (Issuer), a Delaware corporation with its principal executive offices at 6340 N.W. 5th Way, Fort Lauderdale, Florida 33309.

Item 2.  Identity and Background

The persons filing this statement are: (i) CBS Corporation (CBS), formerly known as Westinghouse Electric Corporation, a Pennsylvania corporation. The address of the principal office and principal business address of CBS is 51 West 52nd Street, New York, NY 10019. CBS conducts its business directly and through various subsidiaries; (ii) Westinghouse CBS Holding Company, Inc., a wholly owned subsidiary of CBS (Holding). The address of the principal office and principal business address of Holding is 7800 Beverly Boulevard, Los Angeles, CA 90036; and (iii) CBS Broadcasting, Inc. (Broadcasting), formerly known as CBS, Inc., a wholly owned subsidiary of Holding. The address of the principal office and principal business address of Broadcasting is 51 West 52nd Street, New York, NY 10019. Broadcasting is a party to the Agreement, the Stockholder Agreement and the Co-Sale Agreement, as defined in Item 3.

The operations of CBS, Holding and Broadcasting principally relate to television and radio broadcasting and cable programming.

During the last five years, neither CBS, Holding, Broadcasting nor, to the knowledge of CBS, Holding and Broadcasting, any executive officer or director of CBS, Holding or Broadcasting, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The attached Schedule I is a list of the directors and executive officers of CBS, Holding and Broadcasting which contains the following information with respect to each such person:

(a)      name;

(b)      business address; and

(c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

Except for Robert E. Cawthorn and David K. P. Li, who are both British citizens, each person identified on Schedules 1-A, 1-B, 1-C hereto is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

Broadcasting has acquired, and will in the future acquire, Common Stock and warrants to purchase Common Stock from the Issuer pursuant to an Agreement dated as of March 5, 1997 between the Issuer and Broadcasting as amended by Amendment No. 1 to Agreement (collectively the Agreement), as further described in the response to Item 4. Broadcasting's parent companies, CBS and Holding, may be deemed to be the beneficial owner of any shares of Common Stock beneficially held by Broadcasting. In the event Broadcasting exercises a warrant to purchase Common Stock, the funds for such exercise will come from general corporate funds.

Item 4.  Purpose of Transaction

The Agreement provides that Broadcasting grants the right to the Issuer to change the name of its Internet Site to "CBS SportsLine" and to display certain CBS sports related content on such site and that such Internet Site will be promoted on the CBS Television Network. In consideration of such actions by Broadcasting, the Issuer agrees to issue to Broadcasting (1) a certain amount of shares on the first business day of each of the years that the Agreement is in force and (2) on the first business day of each of the years that the Agreement is in force, a warrant to purchase all or any part of the numbers of shares of Common Stock set forth in the warrant and the Agreement. A form of the warrant is attached to the Agreement as Exhibit H. A copy of the March 5, 1997 warrant and the amendment are attached hereto as Exhibits 5 and 6 respectively. Any description of a warrant contained herein is qualified in its entirety by reference to the applicable warrant or form of warrant. Issuer has granted and will grant shares and warrants to Broadcasting under the Agreement as follows:

               Shares            Warrant Shares         Warrant Exercise Price
               ------            --------------         ----------------------

1997          752,273                 380,000                    $10.00

1998          735,802                 380,000                    $15.00

1999          558,988                 380,000                    $20.00

2000          567,579                 380,000                    $25.00

2001          485,358                 380,000                    $30.00

The number of Shares, Warrant Shares and Warrant Exercise Price have been restated to give effect to a 1-for-2.5 reverse stock split described on page F21 and F-22 of the Issuer's Prospectus dated November 1997.

In addition to the Agreement, the Issuer and Broadcasting entered into two (2) related agreements, CBS/SportsLine Stockholder Agreement (Stockholder Agreement) and the Co-Sale Agreement (Co-Sale Agreement). The Stockholder Agreement provides, among other things, that the Issuer provide to Broadcasting certain financial information and allow, under certain circumstances, for board representation and/or observer rights. In addition, the Stockholder Agreement provides that Broadcasting will in certain instances have the right of first refusal to purchase new securities of the Issuer and will have demand registration rights, piggyback registration rights and Form S-3 registration rights. The Co-Sale Agreement provides Broadcasting with participation rights in the event that Michael Levy, CEO of the Issuer, accepts any purchase offers for shares of Common Stock owned by him. Any description of the Agreement, the Stockholder Agreement and the Co-Sale Agreement contained herein are qualified in their entirety by reference to the applicable agreements, which are attached as Exhibits 1, 2, 3 and 4 respectively.

4(a), (b), (c), (e), (f), (g), (h), (i) and (j). Pursuant to the Agreement, Broadcasting will acquire additional shares of Common Stock over the term of the Agreement as set forth above and may acquire additional shares upon the exercise of the warrants described above.

Broadcasting, CBS and Holding have no present plans or proposals with respect to the disposition of any Common Stock or with respect to the matters set forth in Items 4(b), (c), (e), (f), (g), (h), (i) and (j); but Broadcasting, CBS and Holding do reserve their right to implement a different course of action at any time in the future, depending upon such criteria as may be significant to Broadcasting, CBS and Holding.

4(d) There are currently two (2) directors on the Issuer's Board of Directors that were designated by Broadcasting pursuant to the Stockholders Agreement. As long as it maintains a CBS Percentage (as defined in Section 1.4 on page 2 of the Stockholder Agreement) of at least 10%, Broadcasting will have the right, under the Stockholder Agreement, to designate a number of individuals equal to the product of the total number of members of the Board of Directors of the Issuer times the CBS Percentage. The Issuer will then use its best efforts, including obtaining certain voting agreements, to cause the nomination and election, from time to time, of Broadcasting's nominees. In the event that Broadcasting is not entitled to so designate director nominees, it will be entitled, under the Stockholder Agreement, to have a representative attend the Issuer's Board of Directors meetings in a nonvoting, observer, capacity as long as Broadcasting owns not less than 250,000 shares of Common Stock. Broadcasting, CBS and Holding have no current plans or proposals regarding representation on the Issuer's Board of Directors other than as set forth above; but Broadcasting, CBS and Holding reserve the right to implement a different course of action at any time in the future depending upon their assessment of such criteria as may be significant to Broadcasting, CBS and Holding.

Item 5.       Interest in Securities of the Issuer.

5 (a) and(b) As of January 2, 1998, Broadcasting has voting and investment power over 1,488,075 shares of Common Stock held by Broadcasting. Broadcasting also has the right to acquire (i) 380,000 shares of Common Stock under a warrant dated March 5, 1997 and amended December 30, 1997, which warrant is exercisable in whole but not in part at any time up to and including January 21, 1998 (a copy of the warrant is attached as Exhibit 5 and a copy of the extension is attached as Exhibit 6) and (ii) an additional 380,000 shares of Common Stock under a warrant dated January 2, 1998, which warrant is presently exercisable in whole or part at any time prior to December 31, 1998. CBS and Holding may be deemed to beneficially own all the Common Stock beneficially owned by Broadcasting.

In the aggregate, Broadcasting, CBS and Holding share voting and investment power over 2,248,075 shares of Common Stock (includes 760,000 shares covered by the two outstanding warrants) or 14.8% of the Common Stock of Issuer as of January 2, 1998 (assuming the exercise of both warrants and assuming 15,128,325 shares of Common Stock outstanding for purposes of this calculation, based on information from the Issuer that there were outstanding shares of 13,632,523 after Issuer's public offering in November 1997; plus the 735,802 issued to Broadcasting on January 2, 1998, plus the two warrants held by Broadcasting for 760,000 shares).

5 (c) Broadcasting received, pursuant to the Agreement, 735,802 shares of Common Stock and a warrant for 380,000 shares of Common Stock on January 2, 1998.

On December 30, 1997, Issuer and Broadcasting entered into an amendment to the warrant dated March 5, 1997. The amendment provided for this warrant to be exercisable in whole but not in part at any time up to and including January 21, 1998.

Except as described above, neither CBS, Broadcasting, Holding nor, to their knowledge, any person named in Schedules 1-A, 1-B or 1-C beneficially owns any shares of Common Stock or has effected any transactions in the Common Stock during the past 60 days.

5(d)          None.

5(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3 and 4 above and the Exhibits attached hereto are incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Exhibit 1: Agreement dated as of March 5, 1997 between the Issuer and Broadcasting.

Exhibit 2:         Amendment No. 1 dated April 1997 to the Agreement.

Exhibit 3: CBS/SportsLine Stockholder Agreement dated as of March 5, 1997 between Issuer and Broadcasting.

Exhibit 4: Co-Sale Agreement dated as of March 5, 1997 among Issuer, Broadcasting and Michael Levy.

Exhibit 5:         Warrant dated March 5, 1997 from Issuer to Broadcasting.

Exhibit 6: Letter Agreement dated December 30, 1997 extending the exercise date of the warrant dated March 5, 1997.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

January 9, 1998


                                       CBS CORPORATION


                                       By: /s/ FREDRIC G. REYNOLDS
                                           ------------------------------
                                           Name:  Fredric G. Reynolds
                                           Title: Executive Vice President and
                                           Chief Financial Officer


                                       WESTINGHOUSE CBS HOLDING
                                        COMPANY, INC.


                                       By: /s/ SUSAN J. HOLLIDAY
                                           ------------------------------
                                           Name:  Susan J. Holliday
                                           Title: Vice President and Secretary


                                       CBS BROADCASTING, INC.


                                       By: /s/ FREDRIC G. REYNOLDS
                                           ------------------------------
                                           Name:  Fredric G. Reynolds
                                           Title: Executive Vice President and
                                                  Chief Financial Officer

                                  SCHEDULE 1-A

            Name, Business Address and Present Principal Occupation
             or Employment of the Directors and Executive Officers
                               of CBS Corporation



                                   Directors
                                   ---------

Name and Business Address                Present Principal Occupation
-------------------------                and Address of Employment
                                         -------------------------

Frank C. Carlucci                        Chairman
The Carlyle Group                        The Carlyle Group
1001 Pennsylvania Avenue, N.W.           1001 Pennsylvania Avenue, N.W.
Washington, DC  20004-2505               Washington, DC  20004-2505


Robert E. Cawthorn                       Chairman Emeritus
Rhone-Poulenc Rorer, Inc.                Rhone-Poulenc Rorer, Inc.
500 Arcola Road                          500 Arcola Road
Collegeville, PA  19426                  Collegeville, PA  19426

                                                    and

                                         Managing Director
                                         Global Health Care Partners
                                         DLJ Merchant Banking Partners LP
                                         Donaldson, Lufkin & Jenrette
                                         401 City Line Avenue, 2nd Floor
                                         Bala Cynwyd, PA  19004-1122

George H. Conrades                       President and Executive Vice President
GTE Internetworking                      GTE Internetworking
150 Cambridge Park                       150 Cambridge Park
Cambridge, MA 02140                      Cambridge, MA 02140


William H. Gray III                      President and Chief Executive Officer
The College Fund/UNCF                    The College Fund/UNCF
8260 Willow Oaks Corporate Drive         8260 Willow Oaks Corporate Drive
P.O. Box 10444                           P.O. Box 10444
Fairfax, VA 22031                        Fairfax, VA 22031

Michael H. Jordan                        Chairman and Chief Executive Officer
CBS Corporation                          CBS Corporation
51 West 52nd Street                      51 West 52nd Street
New York, NY  10019                      New York, NY  10019


Mel Karmazin                             Chairman and CEO
CBS Station Group                        CBS Station Group
40 W. 57th Street                        40 West 57th Street
New York, NY 10019                       New York, NY  10019

David K.P. Li                            Chairman and Chief Executive
The Bank of East Asia, Limited           The Bank of East Asia, Limited
Bank of East Asia Building               Bank of East Asia Building
22nd Floor                               22nd Floor
10 Des Voeux Road Central                10 Des Voeux Road Central
Hong Kong                                Hong Kong

David T. McLaughlin                      Chairman Emeritus
The Gallery - Suite 203                  The Aspen Institute
46 Newport Road                          Carmichael Road
New London, NH 03257                     Queenstown, MD  21658

Richard R. Pivirotto                     President
Richard R. Pivirotto Co., Inc.           Richard R. Pivirotto Co., Inc.
111 Clapboard Ridge Rd.                  111 Clapboard Ridge Rd.
Greenwich, CT  06830                     Greenwich, CT  06830

Raymond W. Smith                         Chairman & CEO
Bell Atlantic Corporation                Bell Atlantic Corporation
1717 Arch Street, 32nd Floor             1717 Arch Street, 32nd Floor
Philadelphia, PA 19103                   Philadelphia, PA 19103

Paula Stern                              President
The Stern Group, Inc.                    The Stern Group, Inc.
3314 Ross Place NW                       3314 Ross Place NW
Washington, DC 20008                     Washington, DC 20008

Robert D. Walter                         Chairman and Chief Executive Officer
Cardinal Health, Inc.                    Cardinal Health, Inc.
5555 Glendon Court                       5555 Glendon Court
Dublin, OH 43016                         Dublin, OH 43016

                                  SCHEDULE 1-A

            Name, Business Address and Present Principal Occupation
             or Employment of the Directors and Executive Officers
                               of CBS Corporation



                               Executive Officers
                               ------------------

Name and Business Address           Present Principal Occupation
-------------------------           and Address of Employment
                                    -------------------------

Michael H. Jordan                   Chairman and Chief Executive Officer
CBS Corporation                     CBS Corporation
51 West 52nd Street                 51 West 52nd Street
New York, NY  10019                 New York, NY  10019

Louis J. Briskman                   Senior Vice President and General Counsel
CBS Corporation                     CBS Corporation
51 West 52nd Street                 51 West 52nd Street
New York, NY  10019                 New York, NY  10019

Carol V. Savage                     Vice President and Chief Accounting Officer
CBS Corporation                     CBS Corporation
11 Stanwix Street                   11 Stanwix Street
Pittsburgh, PA  15222               Pittsburgh, PA  15222

Randy H. Zwirn                      President - Power Generation
Westinghouse Electric Corporation   Westinghouse Electric Corporation
The Quadrangle                      The Quadrangle
4400 Alafaya Trail                  4400 Alafaya Trail
Orlando, FL  32826-2399             Orlando, FL

Charles W. Pryor, Jr.               Vice President
CBS Corporation                     CBS Corporation
4350 Northern Pike                  4350 Northern Pike
Monroeville, PA  15146              Monroeville, PA  15146

Fredric G. Reynolds                 Executive Vice President and
CBS Corporation                       Chief Financial Officer
51 West 52nd Street                 CBS Corporation
New York, NY  10019                 51 West 52nd Street
                                    New York, NY  10019

Mel Karmazin                        Chairman & CEO
CBS Station Group                   CBS Station Group
40 W. 57th Street                   40 W. 57th Street
New York, NY 10019                  New York, NY 10019

Leslie Moonves                      President, CBS Television
CBS Corporation                     CBS Corporation
7800 Beverly Boulevard              7800 Beverly Boulevard
Los Angeles, CA  90036              Los Angeles, CA  90036

                                  SCHEDULE 1-B

            Name, Business Address and Present Principal Occupation
             or Employment of the Directors and Executive Officers
                   of Westinghouse CBS Holding Company, Inc.



                                   Directors
                                   ---------

Name and Business Address                   Present Principal Occupation
-------------------------                   and Address of Employment
                                            -------------------------

Michael H. Jordan                           Same as Schedule 1-A

Same as Schedule 1-A


Louis J. Briskman                           Same as Schedule 1-A

Same as Schedule 1-A


Fredric G. Reynolds                         Same as Schedule 1-A

Same as Schedule 1-A

                                  SCHEDULE 1-B

                     Westinghouse CBS Holding Company, Inc.

                               Executive Officers
                               ------------------

Name/Title and Business Address                      Present Principal Occupation
-------------------------------                      and Address of Employment
                                                     -------------------------
Charles Cappleman                                    President of
President                                            West Coast Operations
Westinghouse CBS Holding Company, Inc.               and Engineering
7800 Beverly Boulevard                               Westinghouse CBS Holding Company, Inc.
Los Angeles, CA  90036                               7800 Beverly Boulevard
                                                     Los Angeles, CA  90036


Susan J. Holiday                                     Deputy General Counsel
Vice President and Secretary                         Westinghouse CBS Holding Company, Inc.
Westinghouse CBS Holding Company, Inc.               West Coast Operations
7800 Beverly Boulevard                               and Engineering Los Angeles, CA
Los Angeles, CA  90036                               Westinghouse CBS Holding Company, Inc.
                                                     7800 Beverly Boulevard
                                                     Los Angeles, CA  90036


Gary McCarthy                                        Vice President of
Vice President                                       West Coast Finance
Westinghouse CBS Holding Company, Inc.               Westinghouse CBS Holding Company, Inc
7800 Beverly Boulevard                               7800 Beverly Boulevard
Los Angeles, CA  90036                               Los Angeles, CA  90036


Georgette Morrow                                     Controller of West Coast
Treasurer                                            C.T.N. Accounting
Westinghouse CBS Holding Company, Inc.               Westinghouse CBS Holding Company, Inc.
7800 Beverly Boulevard                               7800 Beverly Boulevard
Los Angeles, CA  90036                               Los Angeles, CA  90036

                                  SCHEDULE 1-C


            Name, Business Address and Present Principal Occupation
             or Employment of the Directors and Executive Officers
                       of CBS Broadcasting Company, Inc.



                                   Directors
                                   ---------

Name and Business Address                         Present Principal Occupation
-------------------------                         and Address of Employment
                                                  -------------------------

Michael H. Jordan                                 Same as Schedule 1-A

Same as Schedule 1-A


Louis J. Briskman                                 Same as Schedule 1-A

Same as Schedule 1-A


Fredric G. Reynolds                               Same as Schedule 1-A

Same as Schedule 1-A

                                  SCHEDULE 1-C


                             CBS Broadcasting, Inc.

                               Executive Officers
                               ------------------


Name and Business Address                        Present Principal Occupation
-------------------------                          and Address of Employment
                                                 ----------------------------

Michael H. Jordan

Same as Schedule 1-A                             Same as Schedule 1-A


Louis J. Briskman

Same as Schedule 1-A                             Same as Schedule 1-A


Mel Karmazin

Same as Schedule 1-A                             Same as Schedule 1-A


Leslie Moonves

Same as Schedule 1-A                             Same as Schedule 1-A


Fredric G. Reynolds

Same as Schedule 1-A                             Same as Schedule 1-A